# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merchants Bancorp, CIK 0001629019
CUSIP: 58844R108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 410 Monon Boulevard, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 02/09/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-18-008097
Filed by CIK 0001718506

## Reporting persons
- Randall D. Rogers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,740,423; sole dispositive power 0; shared dispositive power 2,740,423; aggregate amount beneficially owned 2,740,423 (6% of the class)
- Mary H. Rogers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,740,423; sole dispositive power 0; shared dispositive power 2,740,423; aggregate amount beneficially owned 2,740,423 (6% of the class)
- Katherine H. Rogers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,063,470; shared voting power 0; sole dispositive power 2,063,470; shared dispositive power 0; aggregate amount beneficially owned 2,063,470 (4.5% of the class)
- Carey Rogers Kulongoski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,750,208; shared voting power 0; sole dispositive power 2,750,208; shared dispositive power 0; aggregate amount beneficially owned 2,750,208 (6% of the class)
- Randall D. Rogers, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 3,775,767; shared voting power 0; sole dispositive power 3,775,767; shared dispositive power 0; aggregate amount beneficially owned 3,775,767 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Merchants Bancorp
Address of issuer's principal executive offices: 410 Monon Boulevard, Carmel, IN 46032

## Item 2. Person Filing
Name of person filing:
Randall D. Rogers
Mary H. Rogers
Katherine H. Rogers
Carey Rogers Kulongoski
Randall D. Rogers, Jr.

Randall D. Rogers, Mary H. Rogers, Katherine H. Rogers, Carey Rogers Kulongoski, and Randall D. Rogers, Jr. have entered into a Joint Filing Agreement pursuant to which they have agreed to file this Schedule 13G Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: 410 Monon Boulevard, Carmel, IN 46032
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
Randall D. Rogers - 2,740,423
Mary H. Rogers - 2,740,423
Katherine H. Rogers - 2,063,470
Carey Rogers Kulongoski - 2,750,208
Randall D. Rogers, Jr. - 3,775,767
Percent of class:
6.0%
6.0%
4.5%
6.0%
8.3%
Sole power to vote or to direct the vote:
0
0
2,063,470
2,750,208
3,775,767
Shared power to vote or to direct the vote:
2,740,423
2,740,423
0
0
0
Sole power to dispose or to direct the disposition:
0
0
2,063,470
2,750,208
3,775,767
Shared power to dispose or to direct the disposition:
2,740,423
2,740,423
0
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Randall D. Rogers: /s/ Randall D. Rogers, Randall D. Rogers (04/06/2026)
- Mary H. Rogers: /s/ Mary H. Rogers, Mary H. Rogers (04/06/2026)
- Katherine H. Rogers: /s/ Katherine H. Rogers, Katherine H. Rogers (04/06/2026)
- Carey Rogers Kulongoski: /s/ Carey Rogers Kulongoski, Carey Rogers Kulongoski (04/06/2026)
- Randall D. Rogers, Jr.: /s/ Randall D. Rogers, Jr., Randall D. Rogers, Jr. (04/06/2026)